SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

HORNBECK OFFSHORE SERVICES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
440543106
(CUSIP Number)

June 3, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 440543106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WS Management, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,681,903
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,681,903
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.37%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 440543106	Page 3 of 6 Pages

Item 1(a).                      Name of Issuer:

Hornbeck Offshore Services, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

103 Northpark Blvd.
Suite 300
Covington, Louisiana  70433

Item 2(a).  Name of Person Filing:

WS Management, LLLP

Item 2(b).  Address of Principal Business Office or, if none, Residence:

4306 Pablo Oaks Court
Jacksonville, FL 32224

Item 2(c).  Citizenship:

Florida

Item 2(d).  Title of Class or Securities:

Common Stock

Item 2(e).  CUSIP Number:

440543106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(G)

CUSIP No. 440543106	Page 4 of 6 Pages

☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

☐    A savings association as defined in Section 3(b) of the Federal DepositInsurance Act (12 U.S.C. 1813);

☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
        Act of 1940 (15  U.S.C. 80a-3);

☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.                                Ownership.

(a)           Amount Beneficially Owned:

1,681,903

(b)           Percent of Class:

6.37%

(c)           Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:

1,681,903

(ii)           shared power to vote or to direct the vote:

0

(iii)           sole power to dispose or to direct the disposition of:

1,681,903

(iv)           shared power to dispose or to direct the disposition of:

0

Item 5.                                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: 0

Instruction:  Dissolution of a group requires a response to this item.

CUSIP No. 440543106	Page 5 of 6 Pages

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

       Inapplicable

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

       Inapplicable

Item 8.         Identification and Classification of Members of the Group.

       Inapplicable

Item 9.         Notice of Dissolution of Group.

       Inapplicable

Item 10.         Certification.

       (a)    Inapplicable

       (b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 440543106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2010
Date

WS MANAGEMENT, LLLP

By: /s/ Gilchrist B. Berg
    Gilchrist B. Berg
    General Partner